Exhibit 99.6

INFORMATION FOR SHAREHOLDERS

DIRECTORS AND EXECUTIVE OFFICERS

NAME/POSITION	RESIDENCE	START	COMMITTEES
			Audit	HR & Compensation	Nominating & Governance	Strategy
Warren J. Baker Director	Avila Beach, California	Sept. 2002		a	a	a
John A. Beaulieu Chairman and Director	Vancouver, Washington	Sept. 1997	a	a	a	a
M.A. (Jill) Bodkin Director	Vancouver, British Columbia	July 2008	a	a
David R. Demers CEO and Director	Vancouver, British Columbia	Mar. 1995				a
Brenda J. Eprile Director	North York, Ontario	Oct. 2013	a
Nancy S. Gougarty President & COO	Vancouver, British Columbia	Jul. 2013
Philip B. Hodge Director	Calgary, Alberta	June 2012	a			a
Dezsö J. Horváth Director	Toronto, Ontario	Sept. 2001	a			a
Douglas R. King Director	Hillsborough, California	Jan. 2012	a		a
William (Bill) E. Larkin CFO	Blaine, Washington	Feb. 2010
Gottfried (Guff) Muench Director	West Vancouver, British Columbia	July 2010		a		a
Thomas G. Rippon Executive Vice President	White Rock, British Columbia	Sept. 2013
Elaine A. Wong Executive Vice President	Vancouver, British Columbia	Sept. 2001

CORPORATE INFORMATION

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

COMPUTERSHARE TRUST COMPANY OF CANADA

510 Burrard Street, 3rd Floor

Vancouver, British Columbia, Canada V6C 3B9

T 604-661-9400 » F 604-661-9401

Legal Counsel

Bennett Jones LLP, Calgary, Alberta, Canada

Auditors

KPMG LLP Chartered Accountants, Vancouver, British

Columbia, Canada

STOCK LISTINGS

NASDAQ WPRT

Toronto Stock Exchange WPT

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

Thursday, April 24, 2014 at 2:00 PM (Pacific) at the Pan

Pacific Hotel, 999 Canada Place, Vancouver, British Columbia.

WESTPORT ON THE INTERNET

Topics featured in this document can be found on our websites:

Westport	WESTPORT.COM
Fuel for Thought blog	BLOG.WESTPORT.COM
YouTube Channel	YOUTUBE.COM/WESTPORTDOTCOM
Facebook	FACEBOOK.COM/WESTPORTDOTCOM
Cummins Westport	CUMMINSWESTPORT.COM
Weichai Westport	WEICHAI-WESTPORT.COM

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport website, on SEDAR at SEDAR.COM, or at the SEC at SEC.GOV. Shareholders and other interested parties can also sign up to receive news updates in a variety of formats including email, Twitter, and RSS feeds:

WESTPORT.COM/CONTACT/SUBSCRIPTIONS

CONTACT INFORMATION

1750 West 75th Avenue, Suite 101

Vancouver, British Columbia, Canada V6P 6G2

T 604-718-2000 » F 604-718-2001 » INVEST@WESTPORT.COM

Forward Looking Statements

This document contains forward-looking statements about Westport’s business, operations, technology development, products, the performance of our products, sources of revenue, our future market opportunities and/or about the environment in which it operates, which are based on Westport’s estimates, forecasts, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by applicable legislation.